[redacted]

15048013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH, D.C.
201

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41241

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USAA Investment Management Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9800 Fredericksburg Road
(No. and Street)

San Antonio (City) TX (State) 78288 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kirsten Register (210) 913-0703
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

100 West Houston Street, Suite 1800 (Address) San Antonio (City) TX (State) 78205 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kirsten Register, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USAA Investment Management Company, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE MARY MALDONADO
My Commission Expires
June 13, 2018

Signature

Vice President, Controller
Title

Rose Mary Maldonado
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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Report of Independent Registered Public Accounting Firm

Board of Directors
USAA Investment Management Company

We have audited the accompanying statement of financial condition of USAA Investment Management Company (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of USAA Investment Management Company at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 25, 2015

USAA INVESTMENT MANAGEMENT COMPANY

Statement of Financial Condition

December 31, 2014

(Dollars in thousands, except share amounts)

Assets		
Cash and cash equivalents	$	104,789
Cash segregated under federal regulations		4,167
Receivable from clearing organization		19,501
Receivable from related parties		696
Software and equipment, at cost, net of accumulated depreciation and amortization		33,704
Accrued revenue		13,914
Current income tax receivable, net		7,930
Other assets		1,492
Total assets	$	186,193
Liabilities and Stockholders' Equity		
Liabilities:		
Payable to clearing organization	$	2,794
Payable to related parties		43,195
Accrued personnel expenses		13,990
Deferred income tax payable, net		1,765
Accounts payable and accrued expenses		7,712
Other liabilities		625
Total liabilities		70,081
Stockholders' Equity:		
Adjustable noncumulative perpetual preferred stock, Series A, $100 par value; 50,000 shares authorized; 50,000 shares issued and outstanding, nonvoting		5,000
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding, voting		1
Additional paid-in capital		76,312
Retained earnings		34,799
Total stockholders' equity		116,112
Total liabilities and stockholders' equity	$	186,193

See accompanying notes to Statement of Financial Condition.

(Dollars in thousands)

(1) Summary of significant accounting policies

(a) Nature of operations

USAA Investment Management Company (IMCO), (also referred to as "we," "our," or "us," unless otherwise denoted), is a wholly owned subsidiary of USAA Investment Corporation (ICORP), which is a wholly owned subsidiary of USAA Capital Corporation (CAPCO), which is in turn a wholly owned subsidiary of United Services Automobile Association (USAA).

We are a registered investment adviser under the Investment Advisers Act of 1940, a registered securities broker-dealer under the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). As a broker dealer and investment adviser, we offer services, principally, to individuals eligible for membership in USAA or its affiliates, primarily active duty, retired, or honorably discharged United States military personnel and their families. Additionally, we serve as the underwriter and distributor of the USAA mutual funds.

Effective August 11, 2014 IMCO discontinued its full-service clearing broker-dealer operations and converted to a fully disclosed, introducing broker-dealer clearing through National Financial Services, LLC (NFS), a Fidelity Investments Company. Pursuant to a Fully Disclosed Clearing Agreement (FDCA) that we entered into with NFS, they began providing trade execution, clearing, custody, and other brokerage related services on behalf of IMCO. Activities are distinguished between "pre-conversion" or "post-conversion" where appropriate.

(b) Basis of presentation

Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America (GAAP).

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments that have an original maturity at purchase of three months or less. At December 31, 2014, we held an investment in a money market fund of $20.

(d) Cash segregated under federal regulations

At December 31, 2014, cash of $4,167 was segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. IMCO maintained a special reserve bank account post-conversion due to residual processing from our pre-conversion clearing broker-dealer activities that generate small customer related balances. We anticipate these balances will be resolved in 2015.

(Dollars in thousands)

(e) Securities transactions

Proprietary and customer securities transactions are reported on a gross settlement date basis. Recording such transactions on a trade date basis would not have resulted in a material difference from that recorded in the Statement of Financial Condition.

At December 31, 2014, securities owned, at fair value of $242 and securities sold, not yet purchased of $625, included in *Other assets* and *Other liabilities* respectively, which consists primarily of equity securities and shares of regulated investment companies, are carried at fair value.

(f) Receivable from and payable to clearing organization

Receivable from clearing organization and payable to clearing organization represents receivables from and payables to our clearing broker, NFS, in accordance with our FDCA. In addition, we have a $500 clearing deposit with NFS, included in *Other assets*.

(g) Receivable from and payable to customers

Receivable from customers, which consisted in prior years of margin loans to customers, were transferred to NFS as part of IMCO's conversion to an introducing broker-dealer. At December 31, 2014, we had a receivable from customers of $21 for which an allowance for doubtful accounts has been established of $21. The receivable consists of pre-conversion customer receivables, the collection of which is doubtful.

Payable to customers, which consisted in prior years of customer free credit balances, were transferred to NFS as part of the conversion. Post-conversion, as a result of residual processing related to our activities as a clearing broker-dealer, we had a payable to customers balance at December 31, 2014 of $3, included in *Accounts payable and accrued expenses*.

(h) Software and equipment

Software and equipment consists primarily of purchased and internally developed software. Certain internal software development costs are capitalized to the extent of external direct costs of services consumed and salary costs relating to employees' time spent on the software project during the successful application development stage. Purchased software and internally developed software are amortized over three years using the straight-line method. Depreciation of electronic data processing equipment is computed using the double-declining balance method over an estimated useful life of three years. Capitalized software costs are evaluated for impairment annually or when changing circumstances indicate that amounts capitalized may be impaired. Impaired items are written down to their estimated fair values at the date of evaluation. No such impairments were recognized in 2014.

(i) Income taxes

IMCO is included in the consolidated federal income tax return filed by USAA. Taxes are allocated to the separate subsidiaries of USAA based upon a tax allocation agreement, whereby subsidiaries receive a current benefit to the extent that their losses are utilized by the consolidated group.

(Dollars in thousands)

Deferred income taxes are recognized for the federal and state tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

We file separate company state tax returns or are included in unitary state returns, where applicable.

(j) New accounting pronouncements

During 2014, we adopted the following Accounting Standards Update (ASU) to the Financial Accounting Standards Board (FASB) Accounting Standards Codification (Codification):

- ASU 2013-12, *Definition of a Public Business Entity – An Addition to the Master Glossary.*

Information about this accounting update is further described in more detail below:

ASU 2013-12 defines *public business entity.* The definition will be used to consider the scope of new financial guidance and will identify whether the guidance does or does not apply to public business entities. There is no effective date for the amendment, but the term *public business entity* will be used in GAAP guidance on a prospective basis. We evaluated the definition and determined that we meet the new definition of a public business entity because we are required to file or furnish financial statements to the Securities and Exchange Commission (SEC).

(k) New accounting pronouncements issued but not yet effective

The following accounting update to the FASB Codification has been issued but is not yet effective for us:

- ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern.*

Information about this accounting update is further described in more detail below:

ASU 2014-15 requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about an entity's ability to continue as a going concern within one year after the date that the financial statements are issued. The ASU is effective for us on December 31, 2016. We do not expect a material impact upon adoption.

(2) Transactions with related parties

(a) Receivable from and payable to related parties

We have contracted for certain services from USAA and certain of its subsidiaries, such as rental of office space, utilities, mail processing, data processing, printing, employee benefits, and corporate staffing services. Accordingly, we pay for these various services and amounts owed are included in *Payable to related parties*. Amounts are settled monthly.

We have entered into an intercompany agreement with USAA Financial Advisors, Inc. (FAI), and USAA Financial Planning Services Insurance Agency, Inc. (FPS), covering services rendered by FAI and FPS to us. Under the terms of the agreement, we engaged FAI and FPS to perform the functions traditionally associated with the selling and servicing of our products; e.g., customer contact center and sales management. Amounts are settled monthly.

We have entered into an intercompany agreement with USAA Asset Management Company, (AMCO), an affiliated registered investment adviser, and our affiliated mutual fund transfer agent, USAA Transfer Agency Company doing business as USAA Shareholder Account Services (SAS). Under the terms of the agreement, AMCO and SAS agree to pay a portion of the expenses allocated to IMCO from USAA and its affiliates, including FAI, as AMCO and SAS both benefit from the services rendered. Amounts are settled monthly.

We provide certain administrative and record keeping services related to brokerage sweep agreements with the USAA Federal Savings Bank (FSB), an affiliated company, and SAS. Amounts are settled monthly.

We have entered into a Selected Dealer agreement with AMCO. Under the terms of the agreement AMCO pays IMCO for its distribution and servicing, with respect to its brokerage accounts that hold shares of USAA mutual funds. Amounts are settled monthly.

Prior to conversion, under the terms of a clearing agreement with FAI, we cleared and carried, on a fully disclosed basis, customer accounts introduced to us by FAI. FAI is registered with the SEC as a broker-dealer and is a member of FINRA. FAI activities under the agreement included performing account opening and administration and taking client securities orders for clearance and settlement through the introducing and clearing arrangement with us. Post-conversion, in addition to the FDCA that IMCO entered into with NFS, we also entered into a secondary clearing agreement with FAI and NFS whereby FAI introduces brokerage customer accounts to us, and we, in turn, introduce the accounts to NFS.

Under the terms of an intercompany funding agreement, we have the ability to borrow up to $500,000 from CAPCO. Borrowings under CAPCO's intercompany funding agreement are made for short-term liquidity purposes. There were no borrowings outstanding under this agreement at December 31, 2014.

(b) Employee benefit plans

Defined benefit pension plan

Most of our employees, who were hired before June 1, 2007, are covered under a defined benefit pension plan administered by USAA, which is accounted for on a group basis. The benefits are

determined based on years of service and the employee's final average pay as defined in the plan. Substantially all employees who were at least 45 years of age with five or more years of service by August 31, 2007, will receive an additional age-and-service-based defined benefit for a 10-year period.

Postretirement benefits plan

Substantially all employees will become eligible for certain medical, dental, and life insurance benefits provided for retired employees under a plan administered by USAA if they meet minimum age and service requirements and retire while working for us.

Defined contribution plan

Substantially all of our employees are eligible to participate in USAA's defined contribution plan. We match participant contributions dollar-for-dollar to a maximum of 8% of a participant's compensation. Participants fully vest in our matching contributions after two years of vesting service.

USAA also provides another defined contribution benefit, Retirement Plus, which is available to substantially all of our employees. Retirement Plus is an age-based contribution which ranges from 3% to 9% of annual pay. The contribution is deposited into each participant's retirement account annually, provided USAA meets or exceeds its overall performance targets. These contributions are managed by the participants. The contributions become 20% vested upon the participant's completion of two years of vesting service and increase 20% each year such that the participant's new retirement benefit shall be 100% vested upon the completion of six years of vesting service.

(3) Fair value

FASB guidance on fair value measurements establishes a three-level valuation hierarchy for disclosure of assets and liabilities measured at fair value. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs to the valuation methodology are unobservable for the asset or liability. We do not currently have any material financial instruments utilizing Level 3 inputs.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

(Dollars in thousands)

The following table presents the financial instruments carried at fair value as of December 31, 2014, by caption on the Statement of Financial Condition and by valuation hierarchy.

	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total carrying value at December 31, 2014
Cash and cash equivalents:				
Money market fund	$ 20	$ -	$ -	$ 20
Other assets:				
Securities owned	231	11	-	242
Total assets at fair value	251	11	-	262
Other liabilities:				
Securities sold, not yet purchased	568	57	-	625
Total liabilities at fair value	$ 568	$ 57	$ -	$ 625

Level 1 Analysis

Included in Level 1 are highly liquid financial instruments such as equities listed in active markets and mutual funds. As quoted prices are available in an active market, these securities are classified in Level 1 of the valuation hierarchy.

Level 2 Analysis

Level 2 consists primarily of corporate debt and over the counter equity securities. The fair value of these securities was estimated by an independent pricing service based upon their pricing model which incorporates observable market inputs such as benchmark yields and trades of similar securities. Based upon an analysis of the procedures and techniques used by the independent pricing service, we have determined that these securities should be classified within Level 2 of the valuation hierarchy.

Receivables from and payables to clearing organization and receivables from and payables to related parties are presented in the Statement of Financial Condition at contract amounts, which approximate fair value. The contract amounts approximate fair value because the financial instruments have short-term maturities, are repriced frequently, or bear market interest rates. For all other financial assets and liabilities, carrying value approximates fair value due to their short-term nature.

Pursuant to the FDCA with NFS, IMCO may be responsible for non-payment by customers resulting from the execution of various securities transactions. These activities may expose us to off-balance sheet credit and market risks in the event the customer is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

(Dollars in thousands)

Securities sold, not yet purchased, are included in *Other liabilities* on the Statement of Financial Condition, and represent our obligation to deliver, through NFS, the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as our ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the Statement of Financial Condition.

Securities owned, at fair value, are included in *Other assets* on the Statement of Financial Condition and include our fractional share inventory and error inventory accounts. We review our fractional share inventory and sell fractional shares whenever possible. All securities owned and securities sold, not yet purchased, in our error inventory accounts at December 31st were covered on the next trading day.

(4) Software and equipment

Software and equipment at December 31, 2014 are summarized below.

Capitalized software	$	63,858
Equipment		69
Total		63,927
Less accumulated depreciation and amortization		(30,224)
Software and equipment, net	$	33,703

(5) Income taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2014 are presented below:

Deferred tax assets:		
Accrued bonus	$	3,396
Accrued expenses		1,580
Allowance for loan losses		36
Other		40
Total gross deferred tax assets		5,052
Deferred tax liabilities:		
Depreciable assets and software		(6,754)
State income taxes, net of federal income tax		(63)
Total gross deferred tax liabilities		(6,817)
Deferred income tax liability, net	$	(1,765)

Management believes the gross deferred tax assets are more likely-than-not to be realized based on the expectation that such benefits will be utilized in future consolidated tax returns of the USAA group.

(Dollars in thousands)

Our Statement of Financial Condition includes the following income tax receivable and payable amounts:

Income tax receivable (payable):		Federal	State	Total
Current income tax receivable, net	$	7,141	789	7,930
Deferred income tax payable, net		(1,668)	(97)	(1,765)
Total income tax receivable	$	5,473	692	6,165

Due to various tax authority developments in 2014, we have reassessed our uncertain tax positions. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2014	$	30
Increases for tax positions of the current year		21
Decreases for settlements with tax authorities		(51)
Balance at December 31, 2014	$	-

As of December 31, 2014, the balance of unrecognized tax benefits is zero. Changes in the unrecognized tax benefits occur on a regular basis due to tax return examinations and settlements that are concluded, statutes of limitations that expire, and court decisions that are issued that interpret tax law. There are no positions involving taxability in certain tax jurisdictions and timing of certain tax deductions for which it is reasonably possible that the total amounts of unrecognized tax benefits for uncertain tax positions will significantly decrease within twelve months. At December 31, 2014 no range exists for potential decreases in the liability for uncertain tax positions due to resolution with tax authorities, as the balance of unrecognized tax benefits were reduced to zero. Generally, the 2008 through 2014 tax years remain subject to examination.

For 2014 no interest or penalties payable are recognized in the Statement of Financial Condition.

(6) Capital transactions

CAPCO owns 100% of our outstanding adjustable, noncumulative, nonvoting perpetual preferred stock, Series A. The preferred stock is redeemable at our option. The dividend rate for the preferred stock resets every five years and is 2.62% through 2016. The preferred stock has a liquidation value equal to its redemption value and has preference over the common stock with respect to dividends and liquidation rights. We paid cash dividends totaling $131 on the preferred stock to CAPCO in 2014.

(7) Net capital

We are subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. We have elected to use the alternative method permitted by the rule, which requires that we maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. Due to our conversion to an introducing broker-dealer, we carried no aggregate debit balances at December 31, 2014. As of

(Dollars in thousands)

December 31, 2014, our net capital was $32,758, which was $32,508 in excess of our minimum net capital requirement of $250.

Advances to related parties, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies. No such notifications were required in 2014.

(9) Credit facility

In addition to the intercompany funding agreement with CAPCO, described in note 2(a), we have an unsecured demand promissory note enabling borrowings on an unsecured basis from J.P. Morgan Chase Bank, N.A (Chase). Borrowings from Chase are guaranteed by CAPCO. We did not borrow from Chase during 2014.

(10) Commitments and contingencies

IMCO is party to various lawsuits and claims generally incidental to our business. The ultimate disposition of these matters is not expected to have a significant adverse effect on our financial position.

(11) Subsequent events

Events occurring after December 31, 2014 have been evaluated for possible adjustment to the Statement of Financial Condition or disclosure.